Exhibit 99-1
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                               KOOR INDUSTRIES LTD

Date of transmission: August 15, 2007

Ref: 1007-01-359875

For the attention of:
Israel Securities Authority                 Tel-Aviv Stock Exchange Ltd.
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www.isa.gov.il                              www.tase.co.il
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               IMMEDIATE REPORT ON EXTRAORDINARY TRANSACTION WITH
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                                  OFFICEHOLDER
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    Regulation 37a (3) of the Securities Regulations, (Periodic and Immediate
                             Reports), 5730 - 1970

1. On 08/15/2007 the Company's Board of Directors decided to approve an extraordinary transaction with one of its officeholders, in accordance with section 270 (1) of the Companies law, 5759 - 1999.

2.   Date of approval of transaction by Company's Audit Committee: 08/15/2007.

3.   Details of the officeholder:

     Name:        Rafi Bisker

     Position:    Director

4.   Details of the transaction:

General -

Payment of a one-time grant of NIS 2.7 million ("the Grant") to Mr. Rafi Bisker, a director of the company, or to a company under his control (in which case the Grant will be paid together with VAT as legally required), whereby the Company's share of the said grant payment shall be NIS 945 thousand and the share of Clal Tourism shall be NIS 1,755 thousand (and in the event of a payment to a company controlled by Mr. Rafi Bisker, VAT shall be added as required in law), (hereinafter "the Company's Share in the Grant" and "the Share of Clal Tourism in the Grant", respectively). This is based upon a contract of the Company with Clal Tourism, a subsidiary of IDB Development Corporation Ltd ("IDB Development") (IDB Development holds 52.2% of the company's equity, directly and indirectly through Discount Investment Corporation Ltd ("DIC")). Payment of the Grant shall be on account of the joint transaction for the sale of all the holdings (56.5%) in Sheraton Moriah (Israel) Ltd. ("Sheraton") to Azorim Tourism Ltd., and the sale of all the holdings of Clal Tourism in Accor-Clal Hotels Israel (1995) Ltd. and in Accor-Clal Hotel Management Israel Ltd. (hereinafter jointly "Accor Hotels") to Azorim Tourism Ltd. ("Azorim Tourism" and "Sheraton Accor Transaction").

In consideration of the transfer of the holdings and rights in Sheraton and Accor Hotels, Azorim Investments Development and Construction Company Ltd. ("Azorim") which holds 75% of the shares of Azorim Tourism, undertook to pay USD 68 million ("Dollar" and "the Consideration" respectively), of which USD 23.8 million to the Company and USD 44.2 million to Clal Tourism. The relative shares of the Company and of Clal Tourism in the consideration and the joint expenses on account of the transaction are 35% and 65% respectively. Of the consideration to date USD 42 million has been paid (USD 14.7 million to the Company). The balance of the consideration, USD 26 million, will be paid by March 27, 2008 (USD 9.1 million to the Company). Upon completion of the transaction on April 26, 2007, the collateral provided to the banks by the Company and Clal Tourism (together with its controlling shareholder) was cancelled, in the amount of USD 20 million (of which about USD 9 million was provided by the Company). Bank debt of the Sheraton Hotels at the end of 2006 was about NIS 558 million, net. The Company recorded a capital gain on the transaction of about NIS 14 million in Q2 2007.

For further information on the Sheraton Accor transaction, see the Company's Immediate Reports dated December 18, 2006 (ref. 2006-02-165367), February 28, 2007 (refs. 2007-01-323165 and 2007-02-323543), March 29, 2007 (ref.
2007-02-352688), April 19, 2007 (ref. 2007-02-366770) and April 26, 2007 (ref.
2007-02-372383).

Manner of determining the remuneration -

The Grant was determined by taking into account the complexity of the Sheraton Accor transaction, its importance to the Company, the overall consideration arising from it (including the cancellation of collaterals), and the contribution and immense efforts of Mr. Rafi Bisker to secure its signature and completion. The Company shall pay 35% Of the Grant and Clal Tourism 65%. This proportion reflects the relative shares of the Company and Clal Tourism in the said consideration and expenses. An attempt was made to gather comparative data on remuneration to officeholders of a similar standing for a special contribution in holding companies similar to the Company. However, on account of the few companies similar to the Company in type and scope of operations and because of the nature and uniqueness of the contribution, it was decided to pay Mr. Rafi Bisker the said Grant. It was not possible to obtain meaningful comparative data on the level of the grant of the sort proposed to be paid or to rely on meaningful, relevant information.

Approval of the remuneration -

The Company's Audit Committee and Board of Directors approved the Grant based upon the details of the Sheraton Accor transaction as stated above and the contribution of Mr. Rafi Bisker to its completion, as was presented to them. The Grant is subject to the approval of the General Meeting of the Company's shareholders in accordance with the provisions of section 273 of the Companies Law, 5759 - 1999, which has been convened in an Immediate Report published in parallel with this Immediate Report (ref. 2007-01-359863) for September 24, 2007. Similarly, the Company's Audit Committee and Board of Directors confirmed this type of transaction complies with the transaction referred to in Regulation

1(4) of the Companies Regulations (Dispensations on Transactions with Interested Parties), 5760 - 2000. An Immediate Report on the subject will be published in parallel with this report. Payment of the Grant is subject to the approval of payment of the grant by the competent bodies of IDB Development and/or Clal Tourism and to payment of Clal Tourism's share of the Grant.

Additional items brought before the Board of Directors -

On September 11, 2006, the Board of Directors of IDB Development decided, pursuant to the approval of the Audit Committee of IDB Development, to approve the payment of a grant of NIS 4 million to Mr. Rafi Bisker, who serves as a director of IDB Development, for his contribution and special efforts to advance and complete a transaction for the sale of all IDB Development's holdings in Azorim Investments Development and Construction Company Ltd.

5.   The Board's reasons for approving the transaction:

     A. Mr. Rafi Bisker made a great contribution and committed special efforts in the interests of the Company, in advancing and completing the transaction for the sale of the Company's entire holdings (56.5%) in Sheraton Moriah (Israel) Ltd., in addition to the sale of all the holdings of Clal Tourism in Accor Hotels, as well as the capital notes and rights in respect of shareholders' loans, to Azorim Tourism Ltd.

     B. The said sales transaction, that as mentioned above was a complex one, has been facilitated, inter alia, thanks to the contribution, professional experience and special dedication of Mr. Rafi Bisker, who made enormous efforts to arrive at signature of the agreement, the compliance with many conditions precedent, including receipt of approval from the banks and completion of the transaction, while coping with significant difficulties.

     C. In the past Koor had tried to sell Sheraton Hotels but without success.

     D. It is proposed paying the Company's share of the Grant on account of Mr. Rafi Bisker's significant contribution to obtain signature and completion of the Sheraton Accor transaction, and the enormous efforts he invested in it. The Sheraton Accor transaction was extremely important to the Company. The level of the said proposed grant takes into account the complexity of the Sheraton Accor transaction, its importance to the Company, the overall contribution received from it (including cancellation of collaterals), and Mr. Rafi Bisker's contribution to the Sheraton Accor transaction and his considerable efforts to obtain its signature and completion.

     E. The Company and Clal Tourism shall share payment of the proposed Grant to Mr. Rafi Bisker pro-rata to their shares in the consideration of the Sheraton Accor transaction and their participation in its expenses, namely, the Company shall pay 35% of the Grant and Clal Tourism 65%.

     F. In the light of the foregoing, the Audit Committee and the Board of Directors were of the opinion that the scale of the proposed grant was reasonable in the circumstances.

Reference numbers of previous documents on this subject (the mention does not imply inclusion in the application):

Previous names of the reporting entity:

Date of update of form structure 06/28/2007
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Name of electronic reporter: Shlomo Heller, Attorney, Company Secretary
Azrieli Center 3, Triangle Tower, 43rd Floor, Tel-Aviv 92471; telephone:
03-6075107; fax: 03-6075109; email: Shlomo_h@koor.com
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